                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )*

                         Presidential Realty Corporation
                                ------------------
                                (Name of Issuer)

                                 Class B Common
                         -------------------------------
                         (Title of Class of Securities)

                                   741004204
                                 ---------------
                                 (CUSIP Number)

                               S.W. Izak, Chairman
                                921 Bergen Avenue
                          Jersey City, New Jersey 07306
                            Tel. No.: (201) 420-2796
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 3 Pages
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-----------------------------                      -----------------------------
   CUSIP NO. 741004204                13D              PAGE  2  OF  3  PAGES
-----------------------------                      -----------------------------

----- --------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Wilshire Oil Company of Texas 84-0513668
----- --------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [ ]
----- --------------------------------------------------------------------------
  3    SEC USE ONLY
----- --------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       Not applicable.
----- --------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                    [ ]
----- --------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
                                       277,700
           NUMBER OF           ----- -------------------------------------------
             SHARES              8     SHARED VOTING POWER
          BENEFICIALLY                 0
           OWNED BY            ----- -------------------------------------------
             EACH                9     SOLE DISPOSITIVE POWER
           REPORTING                   277,700
          PERSON WITH          ----- -------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       0
----- --------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         277,700
----- --------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [ ]
----- --------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.57%
----- --------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       CO
----- --------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the
    full legal name of each person for whom the report is filed. i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such members is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13-d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

     Category of Source                                           Symbol
     ------------------                                           ------
     Subject Company (Company whose securities
       are being acquired)                                          SC

     Bank                                                           BK







                                Page 3 of 3 Pages